UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒    Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐    No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐    No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

QUARTERLY REPORT

Consolidated Information and Earnings (Unaudited)

This report contains the operating and

financial performance of Oi S.A. and its

direct and indirect subsidiaries for the first

quarter of 2014.

Oi S.A.  |  www.oi.com.br/ir

Steady progress in the execution of the Company’s business priorities

1Q14

•	During 1Q14 Oi continued to make further progress against its business priorities: opex control, capex control, asset monetisation, synergies and transformation of business model.

•	Routine opex declined by 4.8% y.o.y to R$5,167 million. Excluding interconnection costs, non routing opex and rentals on asset sales declined only by 1.5% y.o.y, notwithstanding inflation observed during the last quarters. This reflected a significant effort on field force transformation, including the rollout of Click, process reengineering and multi skill, the renegotiation of scope and terms of major supplier contracts and the IT transformation. Oi also focused on overhead optimization and tight control of G&A expenses, including reduction of overtime, incentive to online billing amongst other initiatives.

•	Capex declined by 29% y.o.y to R$1,208 million, reflecting more granular approach to investment and a focus on strengthening the partnership with key suppliers, including the rationalisation of supplies, the renegociation of key contracts and focus on optimising the total cost of ownership of the network and ext rating network synergies amongst different technologies and with other partners, through RAN sharing.

•	During 1Q14 Oi did further progress on asset monetisation, having completed the sale of the second tranche of mobile towers in March 2014. During 1Q14 Oi received R$3.3 billion related to the sale of Globenet in December 2013 and to the aforementioned sale of mobile towers. Whilst these initiatives represented an additional operational cost in 1Q14 with an impact of R$156 million on EBITDA, these have a positive impact on cash-flow, including opex, capex and tax considerations.

•	On synergies of the combination between Oi and PT, further integration initiatives have been taken across various business segments and across operations.

•	Also during 1Q14, Oi continued to work on the transformation of its business and operating model across the various segments. Om the residential segment Oi relaunched its TV service and increased efforts on Oi Voz Total and Oi Conta Total. On the personal mobility side Oi continued to do further progress on Oi Galera, Tudo por dia and bundling new data packages. In the corporate and enterprise segment, Oi also continued to do further progress on data center and cloud services and ICT services.

•	The performance of net revenues reflected primarily the decline in mobile termination rates with impact on Personal Mobility, Corporate and SMEs segments. Net revenues declined by 2.3% year-over-year to R$6.9 billion, reflecting also the slowdown in handset sales and the focus on quality of sales and profitability.

•	EBITDA totaled R$2.9 billion in 1Q14 (+37.5% vs 1Q13), impacted by the gain from sale of a tranche of mobile towers in the amount of R$1.3 million. Excluding this one-off event, routine EBITDA improved 5.9% year-over-year, underpinned by continued efficiency gains and business transformation.

•	Operational cash flow (routine EBITDA minus Capex) reached R$502 million, a 74.9% YoY increase and a 3.7% sequential growth, as a consequence of the improvement on routine EBITDA, cost control and Capex optimization.

•	Net income ended at R$227 million, 13% lower than 1Q13, mainly due to higher financial results and income tax / social contribution.

•	Net debt totaled R$30.3 billion, a sequential improvement of R$1 billion (-3.3%), explained by the cash received from the GlobeNet and mobile towers sales and the improvement of the routine cash flow in R$500 million, already observed on the previous quarter, demonstrating the Company’s discipline on cash flow protection.

•	Revenue Generating Units (RGUs) stood at 74.6 million at the end of 1Q14, stable when compared to 1Q13, resulting from the Company’s commitment to sales quality and profitability.

Consolidated Results

	1Q14	1Q13	4Q13	YoY	QoQ

Oi S.A.
Revenue Generating Unit (‘000)	74,600	74,705	74,466	–0.1%	0.2%
Residential	17,661	18,471	17,837	–4.4%	–1.0%
Personal Mobility	48,145	46,569	47,727	3.4%	0.9%
Corporate / SMEs	8,137	8,949	8,246	–9.1%	–1.3%
Public Telephones	657	716	655	–8.2%	0.3%

Net Revenue (R$ million)	6,877	7,041	7,209	–2.3%	–4.6%
Residential	2,552	2,555	2,606	–0.1%	–2.1%
Personal Mobility	2,166	2,316	2,389	–6.5%	–9.3%
Corporate / SMEs	2,091	2,079	2,117	0.6%	–1.2%
VAS and Others	66	91	97	–27.5%	–32.0%
EBITDA (R$ million)	2,957	2,151	3,496	37.5%	–15.4%
EBITDA Margin (%)	43.0%	30.5%	48.5%	12.5 p.p.	–5.5 p.p.
Routine EBITDA (R$ million)	1,710	1,615	1,999	5.9%	–14.5%
Routine EBITDA Margin (%)	24.9%	22.9%	27.7%	2.0 p.p.	–2.8 p.p.

Net Earnings (R$ million)	228	262	1,183	–13.0%	–80.7%

Net Debt (R$ million)	30,291	28,390	31,331	6.7%	–3.3%
Available Cash (R$ million)	4,166	5,163	3,016	–19.3%	38.1%
CAPEX (R$ million)	1,208	1,691	1,515	–28.6%	–20.3%

Note: SMEs - small and medium enterprises.

Net Revenue:

Table 1 – Breakdown of Net Revenue

	Quarter					%
R$ million	1Q14	1Q13	4Q13	YoY	QoQ	1Q14	1Q13

Residential	2,552	2,555	2,606	–0.1%	–2.1%	37.1%	36.3%

Personal Mobility	2,166	2,316	2,389	–6.5%	–9.3%	31.5%	32.9%
Service	2,053	2,168	2,228	–5.3%	–7.9%	29.8%	30.8%
Customer (1)	1,654	1,597	1,737	3.6%	–4.8%	24.0%	22.7%
Network Usage	399	571	490	–30.1%	–18.6%	5.8%	8.1%
Sales of handsets, sim cards and others	114	148	161	–23.0%	–29.2%	1.7%	2.1%
Corporate / SMEs	2,091	2,079	2,117	0.6%	–1.2%	30.4%	29.5%

Other Services	66	91	97	–27.5%	–32.0%	1.0%	1.3%
Public Phone	10	3	13	233.3%	–23.1%	0.1%	0.0%
VAS and Others	56	89	84	–37.1%	–33.3%	0.8%	1.3%

Total Net Revenue	6,877	7,041	7,209	–2.3%	–4.6%	100.0%	100.0%

Note: (1) Includes subscriptions, outgoing calls, mobile long distance, roaming, data and value added services.

Net revenue totaled R$6.9 billion in 1Q14, 2.3% down from the same period of the previous year, chiefly due to the reduction in network usage revenue, as a result of lower interconnection tariffs in mobile voice services (MTR cuts), with impact on Personal Mobility, Corporate and SMEs segments. Revenues in the Residential segment remained stable with the increase in broadband and pay TV offsetting the decline in fixed line voice. In Personal Mobility segment, the customer revenues grew 3.6% YoY, on the back of greater data usage and stronger recharge volume, while revenue from handset sales declined 23.0% YoY, reflecting the focus on quality of sales and profitability. Corporate/SMEs revenues remained stable, with the good performance on Corporate, underpinned by the increase of data and IT revenues, compensating the decline in SMEs, which is under an ongoing restructuring process.

In comparison to the previous quarter, net revenue fell by 4.6% mainly as a result of the decline in network usage and the seasonal impacts on traffic, data usage and handset sales, when we compare the fourth quarter, which has Christmas season, with the first quarter, which historicaly concentrates holidays in Brazil.

Residential

	1Q14	1Q13	4Q13	YoY	QoQ

Residential
Net Revenue (R$ million)	2,552	2,555	2,606	–0.1%	–2.1%

Revenue Generating Units (RGU) - (‘000)	17,661	18,471	17,837	–4.4%	–1.0%
Fixed Line in Service	11,556	12,383	11,750	–6.7%	–1.7%
Fixed Broadband	5,277	5,251	5,258	0.5%	0.4%
Pay TV	828	837	829	–1.1%	–0.1%
ARPU Residential (R$)	73.6	68.8	73.9	7.0%	–0.4%

Net revenue from the Residential segment totaled R$2.6 billion in 1Q14, in line with the same period of the previous year. This performance reflected the continuing increase in broadband (+6.5% y.o.y.) and pay TV (+18.1% y.o.y.) revenues, which offset the decline in fixed voice revenue (-3.2% y.o.y). Important to highlight that the focus on improving quality of sales/base of clients, process and profitability have been consistently translated into better net revenue performance when compared to RGU performance.

The 2.1% sequential decline in net revenue reflects lower fixed line traffic, basically due to seasonal impacts and lower base, partially offset by the increase in broadband revenue. Pay TV revenue maintained stable as a result of minor commercial efforts in the last couple of quarters, when the company was preparing the launch of the new TV product occurred in March.

Upselling has continued to play a major role in ARPU growth, both in pay TV, with the offer of more complete packages and additional premier channels, and in broadband, underpinned by network improvements and attractive offerings designed to offer higher speeds. As a result, the share of speeds equal to or greater than 5 Mbps in the gross addition has increased substantially, and consequently has been impacting the base mix. In 1Q14, the average broadband speed was 4.0 Mbps, an increase of 17.6% over 1Q13. Additionally, in March 2014, 59% of the households connected to the network had more than one Oi product, a YoY increase of 3.0 p.p.. Following the Company’s strategy of offering multiple-play services and implementing initiatives to increase profitability and customer loyalty, Residential ARPU grew 7.0% over 1Q13, reaching R$73.6 in 1Q14.

Residential sales channels and processes have been restructured in order to reduce the risk of fraud and improve sales quality. Additionally, the implementation of Click has been expanded to other regional units now in the roll-out phase. Click is a Workforce Management tool (WFM) whose main focuses are the control of fieldforce activities, aimed at improving productivity and quality of service, increasing the rate at which installations are successfully completed, reducing complaints and lowering operating costs. In 1Q14, Click had already been fully implemented in the regional units of Minas Gerais, Pernambuco, Ceará and the North regional unit (Amapá, Amazonas, Pará and Roraima).

All in all, the Company continued the efforts to improve the quality of its sales and continued to focus on the strategy based on bundles, initiatives on existing customer retention and upselling, leading to increase ARPU and to a higher quality and more profitable customer base.

Wireline

At the end of 1Q14, Oi had 11,556 thousand wireline customers in the Residential segment, with net disconnections of 827 thousand fixed lines, or 6.7% down from 1Q13, and 1.7% or 194 thousand fixed lines less than in 4Q13. This performance resulted from lower gross additions, due to the maintenance of a more conservative credit policy and the natural reduction in sales volume following the sales channels restructuring, combined with the maintenance of a strict involuntary churn policy.

Retention rates improved throughout 2013 and 1Q14, due to cross selling efforts and other retention initiatives, aimed at offering products that are most suited to customers’ current profiles. The options offered by the salesforce include customized wireline offers and bundled packages combining broadband, pay TV and mobile services, as well as plans in the Personal Mobility segment that promote fixed-to-mobile convergence.

The bundled offerings Oi Conta Total and Oi Voz Total have successfully increased ARPU and reduced churn. All these bundled offerings have a significant lower churn rate when compared to single products. Oi Conta Total (OCT) is a triple-play postpaid offer that combines wireline, broadband and postpaid mobile, and that can also be combined with pay TV (quadruple-play) and mobile data packages, while Oi Voz Total is a double-play offer combining wireline and prepaid mobile designed to improve fixed-to-mobile convergence, thereby increasing wireline customer loyalty. This offering has been presenting strong addition volume and already corresponded to approximately 12% of the wireline base in 1Q14, which represented a YoY increase of 42% in the number of fixed lines bundled with prepaid. In addition, it recorded a churn rate 36% lower than the standard wireline churn rate.

Broadband

Oi ended the first quarter with 5,277 thousand fixed broadband RGUs in the Residential segment, 0.5% up from 1Q13 and 0.4% higher than in 4Q13. The penetration of Oi’s fixed broadband in residences with Oi products reached 45.7%, 1.7 p.p. up from the 44.0% recorded in 1Q13 and 1.5 p.p. higher than the 44.2% recorded in 4Q13. The slowdown in the annual RGU growth is a consequence of the Company’s focus on sales quality, through a more restrictive credit policy and the sales channel restructuring.

In 1Q14, the average speed for Residential broadband customers moved up by 17.6% YoY, from 3.4 Mbps in 1Q13, to 4.0 Mbps. There was also an 8 p.p. year-on-year increase in the share of RGUs with speeds equal to or greater than 5 Mbps, ending 1Q14 at 41%. Approximately 19% of broadband RGUs have speeds equal to or greater than 10 Mbps (+4 p.p. YoY). The average speed of gross additions increased by 48.3% YoY, from 2.9 Mbps to 4.3 Mbps. Currently, around 51% of our gross additions have speeds equal to or greater than 5 Mbps and 21% have speeds equal to or greater than 10 Mbps. These advances are the result of Oi’s efforts to increase its customer profitability and retention, supported by investments to expand the penetration and capacity of its broadband network and upgrade customer speeds. As a result, voluntary churn continued to decline, reflecting the strategy of focus on improving quality of the customer base.

Together with pay TV, broadband plays an important role in increasing profitability in the Residential segment, either through cross selling or upselling of bundled offerings, which help reduce churn and improve ARPU in the segment.

Pay TV

Oi ended 1Q14 with a pay TV base of 828 thousand RGUs, 1.1% less than in the same period last year and virtually flat over 4Q13 (-0.1%). This was a direct result of the initiatives focused on sales quality, in addition to the base clean-up in 4Q13, the sales channel restructuring and, especially, the reduced sales efforts in the last two quarters for the relaunch of the Oi TV offer in February with media advertising starting in March. The relaunch followed the implementation of a new platform using the SES-6 satellite contracted in 2013.

SES-6 has expanded Oi TV’s DTH capacity and is designed to improve signal quality and coverage, allowing the Company to offer more channels and new pay-per-view and interactive services. The resulting additional capacity is a competitive advantage that will support the expansion of Oi’s pay TV via DTH in the medium and long term. Supported by this additional capacity and with the goal of making its channel portfolio more attractive, in March 2014, Oi entered into an agreement to increase the number of Rede Globo affiliate stations from 13 to 43, thereby becoming the satellite pay TV operator with the highest number of Globo channels. These 43 stations cover around 3 thousand municipalities, and Oi will be the only pay TV operator to receive Globo’s signal in 2 thousand of them. Oi is also the only operator to offer open channels in HD via DTH. The new Oi TV product has reached the mark of around 3 thousand daily sales and has an early voluntary churn rate 17% lower than that of the previous product.

Penetration of Oi TV in homes with Oi products came to 7.2% in 1Q14, 0.5 p.p. up from the 6.7% recorded at the end of 1Q13. With the attraction of entry-level offerings with HD channels at competitive prices, the pay TV segment also has great upselling potential in Oi’s portfolio due to the offer of various packages and extra channels, which has a positive impact on sustainable residential ARPU growth, in addition to playing a strategic role in retaining and increasing the loyalty of residential customers.

Residential ARPU

The Company ended 1Q14 with 11,551 thousand homes connected to the network, 59% of which, or 6,759 thousand homes, had more than one Oi product, 3.0 p.p. up YoY. As a result of the increase in bundled offering sales, together with the upselling initiatives, Residential ARPU continued to post positive results, closing 1Q14 at R$73.6, 7.0% up on 1Q13. This performance was thus underpinned by fixed broadband and pay TV ARPU growth, as well as profitability, loyalty and retention initiatives, which more than offset the decline in the number of RGUs in the Residential segment. In comparison to the previous quarter, residential ARPU was stable.

Personal Mobility

	1Q14	1Q13	4Q13	YoY	QoQ

Personal Mobility
Net Revenue (R$ million)	2,166	2,316	2,389	–6.5%	–9.3%
Service	2,053	2,168	2,228	–5.3%	–7.9%
Customer (1)	1,654	1,597	1,737	3.6%	–4.8%
Network Usage	399	571	490	–30.1%	–18.6%
Sales of handsets, sim cards and others	114	148	161	–23.0%	–29.2%
Revenue Generating Units (RGU) - (‘000)	48,145	46,569	47,727	3.4%	0.9%
Pre-Paid Plans	41,417	39,905	41,019	3.8%	1.0%
Post-Paid Plans(2)	6,729	6,664	6,708	1.0%	0.3%

Note:	(1)	Includes: subscriptions, outgoing calls, mobile long distance, roaming, data and value added services.
	(2)	Includes: high-end postpaid plans, Oi Controle, bundled mobile services (Oi Conta Total and Oi Internet Total) and 3G (mini-modem).

Net revenue from the Personal Mobility segment totaled R$2.2 billion in 1Q14, down 6.5% from 1Q13, mainly impacted by the MTR cuts and lower revenue from handset sales, partially offset by the increase in customer revenues. Net revenue from the handset sales totaled R$114 million, 23.0% less than in 1Q13, reflecting the revision of the subsidy policy, in line with the focus on sales quality and cash flow protection.

Customer revenue reached R$1.7 billion this quarter, 3.6% up YoY, mainly due to (i) the robust data revenue performance (mobile internet, mobile broadband and value added services), which grew by 43.5% over 1Q13, reaching R$439 million, (ii) the larger mobile customer base, and (iii) the targeted prepaid offerings launched in 2Q13, which, combined with the usage of the Active Campaign Management (ACM), has resulted in continued growth in average recharge volume. ACM is a tool used to promote one-to-one campaigns according to customers events, which increases significantly the rate of return of the promotions.

In comparison to the previous quarter, net revenue fell by 9.3%, as a result of the decline in network usage revenue, as well as the seasonal effect, with higher handset sales, voice traffic and data usage during Christmas season.

Oi closed 1Q14 with 48,145 thousand RGUs in the Personal Mobility segment, 3.4% up on 1Q13, equivalent to 1,576 thousand net additions, 1,512 thousand of which are prepaid and 65 thousand are postpaid. In 1Q14, monthly churn fell by 0.5 p.p., reaching 3.5%, its lowest level since 4Q11, a direct result of the change in the sales strategy to focus on sales quality.

At the end of 1Q14, Oi’s mobile customer base (Personal Mobility + Corporate / SMEs) totaled 50,601 thousand RGUs, 48,145 thousand of which in Personal Mobility and 2,456 thousand in Corporate / SMEs. Gross and net additions came to 5.6 million and 363 thousand, respectively, in 1Q14.

Prepaid

The prepaid base ended the first quarter of 2014 with 41,417 thousand RGUs, representing an increase of 3.8%, or 1,512 thousand RGUs, over 1Q13, and a sequential increase of 1.0%. Company continue to focus on prepaid, given its intrinsic characteristics of scale, low customer acquisition costs, no billing and collection costs or bad debt and favorable impact on working capital. Thus, Oi has been concentrating on this segment, seeking to increase the use of voice and data by these customers, especially those with an active consumption and recharge profile, underlining the Company’s focus on profitable growth.

This has led to continued strong recharge volume, a marked characteristic of recent quarters. Gross recharge volume moved up by 7.1% YoY, outpacing the 3.8% increase in the prepaid customer base. Not only the volume, but the average recharge ticket performed a 9% growth over the last 12 months. The Company has also been encouraging the increase in recharge use in order to indirectly boost demand for new recharges. Offerings such as Tudo por Dia and data and SMS packages give clients benefits conditioned on recharge consumption. As a result, the recharge consumption volume climbed by 10% between 1Q13 and 1Q14.

Mobile data consumption on prepaid lines also continued to record consistent substantial growth in terms of mobile internet. First-quarter prepaid data revenue doubled, while VAS revenue moved up by 32% over 1Q13, increasing the share of data usage in recharge consumption. This performance is a result of add-on packages that complement customer offerings and the use of active marketing tools.

The Company has successfully implemented a platform to manage recharge campaigns, which began as a pilot project in 2Q13. This tool creates, executes and manages customized campaigns for prepaid and Oi Controle customers (one-on-one marketing concept), enabling the sending of real time messages to encourage customers to recharge their accounts and purchase add-on packages based on their profile and context, making the offerings more relevant. The improved performance in recharge volume that Oi has been presenting in recent quarters is a direct result of the use of the new platform.

Postpaid

Oi closed 1Q14 with 6,729 thousand postpaid RGUs in the Personal Mobility segment, 1.0% up on 1Q13 and 0.3% higher than in the previous quarter, despite the more restrictive sales approach and the sales channel restructuring.

At the end of the quarter, the postpaid segment accounted for 14.0% of the Personal Mobility base, 0.3 p.p. down from the 14.3% recorded in 1Q13, reflecting the Company’s increased focus on the prepaid segment and more stringent credit restrictions aimed at improving the quality and profitability of the customer base.

The offer of customer loyalty plans continued to drive the decline in voluntary churn, both in terms of postpaid and Oi Conta Total customers. On the back of the increasing appel of data, the new Oi Mais Conectado offering, which combines voice, data, unlimited SMS and on-net calls, and unlimited Wifi until the 2014 World Cup, reached 17% of postpaid sales in March 2014. In this quarter, the Company started a promotion for this offering called Oi, Eu Tô na Copa that offers even more internet til the World Cup and includes a “Football News Channel” through SMS. In addition, early churn fell by 39% YoY.

In addition, Oi Controle, a fixed-mobile affordable offer which includes unlimited on-net calls to fixed and mobile in Brazil for R$29.90/month, including also R$10.90/month to be used for other services, including off-net calls, and R$0.75/day for data, SMS and Wifi usage, already accounts for 10% of customer revenues. The payment is made through credit card, which means a bad debt risk free condition for the Company. In the 1Q14, the Oi Controle customer base grew 7.1% in comparison to the 1Q13. In the same period, the offer revenue ramp up 35% while the churn rate dropped 0.3 p.p.

3G and 4G LTE coverage

Oi closed the quarter with 3G coverage in 893 municipalities (76% of the country’s urban population), an increase of 22%, or 163 municipalities, over 1Q13. This improvement is key to increasing data penetration in the customer base and sustaining consistent revenue growth in the mobile data segment.

Oi is already offering the 4G LTE data package in 24 municipalities, including the 12 cities that will host FIFA’s World Cup.

Mobile ARPU

Mobile ARPU treats total mobile revenue (Personal Mobility + Corporate / SMEs) as if it were generated by a separate mobile company, i.e. including revenue from traffic between Oi’s mobile and wireline divisions (intercompany), but excluding revenue from mobile long-distance calls that belongs to the STFC license (fixed voice concession). This amount is then divided by the average customer base to calculate mobile ARPU.

Mobile ARPU came to R$18.5 in 1Q14, 9.8% less than in 1Q13, despite de 33.5% drop in the interconnection tariff. The lower interconnection revenue was partially offset by growth in data revenue and the increase in prepaid recharge levels. Excluding interconnection revenue, mobile ARPU grew by 4.2% between 1Q13 and 1Q14, supported by prepaid ARPU improvement in the period.

Corporate / SMEs

	1Q14	1Q13	4Q13	YoY	QoQ

Corporate / SMEs
Net Revenue (R$ million)	2,091	2,079	2,117	0.6%	–1.2%

Revenue Generating Units (RGU) – (‘000)	8,137	8,949	8,246	–9.1%	–1.3%
Fixed	5,050	5,398	5,105	–6.4%	–1.1%
Broadband	630	604	630	4.3%	0.0%
Mobile	2,456	2,946	2,511	–16.6%	–2.2%

Net revenue totaled R$2.1 billion, 0.6% up from 1Q13, essentially due to the increase in revenue from the Corporate segment, supported by data and IT revenues growth, which more than offset (i) the decline in interconnection tariffs, (ii) the decrease of gross additions in the SME segment due to sales channels restructuring, and (iii) the lower voice usage in both segments as a result of the migration to data usage. Also, in the Corporate segment, clients who used to hire only voice services and consume extra data were bundled to more suitable plans, with voice and data services included, leading to a more sustainable and stable revenue profile. The sequential drop of 1.2% is mainly explained by the settlement agreements in the whosale segment occurred in 4Q13.

Oi closed 1Q14 with 8,137 thousand RGUs in the Corporate / SMEs segment, 9.1% down from 1Q13, reflecting the focus on sales quality, the base clean-up done in the last quarters, the ongoing restructuring in the SME segment and the less favorable macroeconomic scenario. In line with the focus on financial discipline and improved cash generation, the Company is moving forward with its strategy of rational handset subsidies, an important tool for boosting segment sales. At first, it naturally reduces gross additions, but will bring profitability gains. Another initiative put in place was the revision of sales processes to improve the quality of the customer addition mix, which led to review sales channels and partnerships with franchises, causing a natural decline in sales volume.

Oi’s service offerings in the Corporate and SMEs segment are based on the association of data services with IT services and products. As a result, the technology partnership with Portugal Telecom has been essentially important, aimed at capturing synergies and taking advantage of its cloud computing expertise to provide more complete services, seeking solutions that are scalable and available, as well as reducing costs. In 3Q13, Oi launched the second phase of its cloud computing services targeted at the Corporate/SME segment, reinforcing its strategy of helping customers increase revenue and reduce costs through the use of innovative technology. The new solutions will operate in Oi and Portugal Telecom’s international data center network, including the recently inaugurated Covilhã facility, one of the biggest and most efficient in the world.

SMEs

The SMEs segment increased its focus on sales quality and, especially, on the ongoing restructuring of its franchise network and the adoption of own stores to sell its offerings. The restructuring process was divided into three phases. The first phase was focused on quality when the Company created conditions for improving sales quality by repositioning offerings and channels that allowed it to focus on sustainable sales growth. At this stage, the Company changed its franchise commissioning policy, conditioning the payment of commissions on timely payments by the customers added, and implemented the quality call procedure to better validate sales and reduce the risk of fraud. These initiatives improved the quality of the franchise base, which is now subject to stricter oversight. The second stage consisted of competitive gains, with the repositioning of offerings and channels. The Company launched new bundled offerings, focused on mobile products, and implemented initiatives to reduce its reliance on the franchise channel (internal sales force, branded stores and service to sales). The Company also strengthened its relations with the existing franchise base after the first phase was implemented. The Company has already begun the third and last phase, focusing on productivity through initiatives to improve the ratio gross additions / activation.

The segment’s restructuring process reduced the number of franchises and, consequently, its sales force, directly reducing gross additions. The segment was also conservative in the use of subsidies, focusing on existing customer loyalty. The highlight was the continuing expansion of fixed voice (basic and advanced) and broadband services, underlining the assertiveness of the convergence strategy in this segment, and partially offsetting the reduction in the mobile base. However, the Company launched new mobile bundled offerings, widening the share of bundled offerings in total mobile gross additions from 6% in December 2013 to 40% in March 2014.

In this context, net revenue from SMEs dropped by 7.1% YoY in 1Q14, also impacted by the performance of mobile revenue YoY related to the MTR cuts. On the other hand, operating costs improved due to stricter control over bad debt and early churn (from non-payment of the first and second monthly bills), avoiding unnecessary billing, collection and logistics costs. In fact, average monthly churn fell by 37% over 2Q13, with lower disconnections in all products (fixed, broadband and mobile), while gross sales picked up during 1Q14, with a 3% growth of the ARPU in the same period, underlining the improvement in sales quality.

Another important result in this segment was the decline of approximately 40% in accounts receivable overdue for more than 30 days in comparison with 2Q13, further strengthening the cash flow structure, in line with the Company’s strategy.

Corporate

The 4.6% YoY decline in Corporate RGUs was due to: (i) the shift in the Company’s focus from base growth to sales quality, (ii) the reduction in subsidies in the pursuit of profitability, especially in mobile offerings, and (iii) the insourcing of a supplier’s workers in 3Q13, which reduced the number of RGUs in the segment, offset by an increase in the number of RGUs in the Personal Mobility segment. In terms of operating performance, VPN networking (+22.5%), internet access (+14.0%) and fixed digital trunking (+4.2%) continued to record substantial growth in 1Q14.

In terms of revenues, the negative impact of the MTR cuts was more than compensated by the increase of data and IT revenues in the segment. The IT segment presented a 20% boost on its revenue in comparison with the 1Q13, a result of innovative offers of Datacenter, Cloud and IT combined with telecom solutions. However, it is worth mentioning that clients who used to hire only voice services and consume extra data were bundled to more suitable plans, with voice and data services included, causing a momentary collateral effect on revenue. This initiative was necessary to avoid the risk of default and higher churn among strategic customers, generating a better quality in terms of revenues. This resulted in an increase of 5.1% of the net revenue over 1Q13.

Considering the YoY performance, Oi’s Corporate revenue outperformed the market, moving up by 5.1%, versus the market’s 2.4%. Corporate data revenue grew by 11.2% YoY, while the market’s increased by 2.8%. And although Oi’s Corporate wireline revenue fell by 3.6% YoY, the market’s declined 10.5% on the same period. The only exception was mobile revenue, which fell by 11.0% in this segment, while the market’s grew by 8.3%, chiefly due to the bundling of mobile data described previously.

Similarly to PMEs, the Corporate segment improved its accounts receivable turnover, even knowing that 2014 is more challenging than 2013 due to the election period, which is marked by a lack of government budget predictability and, consequently, by delays in payment approvals. As a result, the Company has focused on concentrating the increase in Corporate revenue from the private sector, whose share is currently smaller than that of the government sector, in order to increase predictability and control over the accounts receivable turnover.

The Company maintained the new cloud service offering, in association with Portugal Telecom, adding other services to the segment’s cloud computing portfolio and providing more complete telecom and IT solutions. This has allowed Oi to (i) develop a virtual data center platform, allowing even greater flexibility and granularity in resource management and billing, (ii) strengthen the cloud offering portfolio, with the addition of innovative solutions in platform and Software as a Service models (SaaS), and (iii) expand Oi’s data center ecosystem with the integration of Portugal Telecom’s data centers, enabling sophisticated redundancy and disaster recovery solutions.

Oi’s partnership with Portugal Telecom is also aimed at capturing operational synergies in the M2M (Machine-to-Machine) segment. A project is currently under way to use Portugal Telecom’s platform and expertise to improve Oi’s portfolio of solutions in this segment.

Operating Costs and Expenses

Table 2 – Breakdown of Operating Costs and Expenses

Item - R$ million	1Q14	1Q13	4Q13	YoY	QoQ

Operating Expenses
Interconnection	756	1,094	905	–30.9%	–16.5%
Personnel	581	531	585	9.4%	–0.7%
Materials	60	40	62	50.0%	–3.2%
Handset Costs/Other (COGS)	102	147	135	–30.6%	–24.4%
Third-Party Services	1,930	2,138	2,040	–9.7%	–5.4%
Marketing	115	65	148	76.9%	–22.3%
Rent and Insurance	777	515	533	50.9%	45.8%
Provision for Bad Debts	203	282	117	–28.0%	73.5%
Other Operating Expenses (Revenue), Net	643	614	686	4.7%	–6.3%

Routine OPEX	5,167	5,426	5,210	–4.8%	–0.8%

Non-recurring Items	–1,247	–536	–1,497

OPEX	3,920	4,890	3,713	–19.8%	5.6%

First-quarter routine operating costs and expenses totaled R$5.2 billion, 4.8% down from 1Q13, despite the inflation of 6.2% in the period. Compared to the previous quarter, routine opex remained flat.

The amount of non-recurring items considers essentially the accounting effect of the assets disposals and other expenses with non-recurring events.

Interconnection

Interconnection costs totaled R$756 million in 1Q14, 30.9% down YoY and 16.5% lower than in 4Q13, primarily due to the MTR cuts and lower SMS and mobile voice off-net traffic, which reflects the recent offers launched by the Company that encourage on-net calls.

Personnel

Personnel costs and expenses totaled R$581 million in 1Q14, 9.4% higher than in 1Q13, mainly due to the insourcing of part of Oi’s internal network maintenance operations in 2Q13, in addition to the collective bargaining agreement adjusted by inflation occurred in December. In QoQ terms, these costs edged down by 0.7% despite the collective bargaining adjustment as a result of initiatives aimed at improving productivity and efficiency, such as tighter overtime control and a more restrictive hiring policy.

Third-Party Services

Expenses with third-party services totaled R$1.9 billion in 1Q14, 9.7% down from 1Q13 and 5.4% lower than in 4Q13. In the YoY comparison, the reduction was chiefly due to lower plant maintenance costs, following the insourcing of internal network maintenance operations, as well as lower commissions, as a result of the Company’s focus on sales quality. In the QoQ comparison, the decline was primarily related to lower expenses with consulting and commissions due to seasonal effects.

Marketing

Advertising expenses closed 1Q14 at R$115 million, 76.9% up YoY, fueled by increased communications with the launch of the new Oi TV HD offerings, Voz Total and prepaid packages. The 22.3% decline over 4Q13 was chiefly due to higher expenses with Christmas advertising campaigns, the launch of Oi Galera and the Oi Sorte na Palma da Mão campaign.

Rent and Insurance

Rent and insurance expenses moved up by 50.9% over 1Q13 to R$777 million, chiefly due to (i) incremental operational leasing of network infrastructure, related to the assets sold in 2013, including expenses related to the leasing of the optic fiber submarine cable following the sale of Globenet in 4Q13, (ii) higher expenses with the rent of satellite capacity in connection with the SES-6 satellite launched in 2013, and (iii) annual contractual adjustments.

Provision for Bad Debt

The provision for bad debt came to R$203 million in 1Q14, a YoY decline of 28.0%, due to more strict credit requirements for new customers and sales quality improvement initiatives. The 73.5% sequencial increase is explained by seasonal effects, especially in the Corporate segment, when some government clients traditionally have payment constraints due to the process of budget approval for the year. It is worth noting that this quarter provision represented 3.0% of net revenue, remaining flat over 1Q13.

Other Operating Expenses (Revenue)

The Company recorded other net operating revenue of R$643 million in 1Q14, 4.7% increase YoY, mainly due to lower revenues from the rental of infrastructure related to assets sold in 2013.

EBITDA

Table 3 – EBITDA and EBITDA Margin

	1Q14	1Q13	4Q13	YoY	QoQ

Oi S.A.
EBITDA (R$ Mn)	2,957	2,151	3,496	37.5%	–15.4%
EBITDA Margin (%)	43.0%	30.5%	48.5%	12.50 p.p.	–5.5 p.p.

Routine EBITDA (R$ Mn)	1,710	1,615	1,999	5.9%	–14.5%
Routine EBITDA Margin (%)	24.9%	22.9%	27.7%	2.0 p.p.	–2.8 p.p.

Routine EBITDA totaled R$1.7 billion in 1Q14, increasing 5.9% against the same period of last year, on the back of cost discipline and continued efficiency improvements. Compared to 4Q13, routine EBITDA declined 14.5% basically due to seasonal effects.

Capex

Table 4 – Capex

R$ million	1Q14	1Q13	4Q13	YoY	QoQ
Capex
Network	936	1,319	1,095	–29.0%	–14.5%
IT Services	117	104	92	12.5%	27.2%
Other (1)	155	267	328	–41.9%	–52.7%

Total	1,208	1,691	1,515	–28.6%	–20.3%

Note: (1) Includes regulatory obligations

First-quarter capex totaled R$1.2 billion, 28.6% less than in 1Q13, confirming the Company’s focus on financial discipline and improvement of the cash flow profile.

It is important to mention that R$936 million (or 78% of total capex) went to the network in 1Q14, mainly allocated to improving the wireline network for the broadband service, expanding the mobile network (improving 3G coverage and implementing and expanding the 4G network) and to the voice and data services in the Corporate segment. The Others line amounted to R$155 million in 1Q14, mainly composed of investments in Paggo and regulatory obligations.

Operational Cash Flow (EBITDA –Capex)

Table 5 – Operational Cash Flow

R$ million	1Q14	1Q13	4Q13	YoY	QoQ

Oi S.A.
Routine EBITDA	1,710	1,615	1,999	5.9%	–14.5%

Capex	1,208	1,691	1,515	–28.6%	–20.3%

Routine Operational Cash Flow (EBITDA - Capex)	502	–76	484	n.m.	3.7%

Depreciation / Amortization

The Company reported depreciation and amortization expenses of R$1.1 billion in 1Q14, 12.6% higher than 1Q13, due to the higher volume of investments in the past years.

Table 6 – Depreciation and Amortization (Oi S.A. Consolidated)

R$ million	1Q14	1Q13	4Q13	YoY	QoQ

Depreciation and Amortization

Total	1,144	1,016	1,083	12.6%	5.6%

Financial Results

Table 7 – Financial Results (Oi S.A. Consolidated)

R$ Million	1Q14	1Q13	4Q13

Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	–663	–475	–659
Net FX result (on fin. investments and loans and financing)	–243	–159	–196
Other Financial Income / Expenses	–288	–126	31

Net Financial Income (Expenses)	–1,194	–760	–825

Oi S.A. reported a net financial expense of R$1.2 billion in 1Q14, 57.1% higher than the first quarter of 2013 and 44.7% up from the previous quarter.

The annual performance was explained by (i) the increase in net interest as a consequence of higher leverage associated to the Selic rate interest increase and greater expenses from interest linked to IPCA, (ii) higher net FX results due to devaluation of the Real and the greater hedge costs regarding the CDI growth, and (iii) the increase in other financial expenses chiefly due to higher expenses related to contingencies payment and change over foreign investment.

The sequencial increase was primarily due to the reversal of interest and monetary restatement over PIS/COFINS included in the tax refinancing program (Refis) occurred in 4Q13, and to higher expenses related to contingencies payment and change over foreign investment. The net FX results increased due to the devaluation of the Real and the greater hedge costs regarding the CDI growth. Net interest stood at the same level mainly as a result of the higher average cash balance in 4Q13.

Net Income

Oi S.A. posted net income of R$228 million in 1Q14, R$34 million less than in 1Q13 and R$955 million down from 4Q13, accompanied by a net margin of 3.3%, 0.4 p.p. drop compared to 1Q13.

Table 8 – Net Income (Oi S.A. Consolidated)

	1Q14	1Q13	4Q13	YoY	QoQ

Net Income
Net Earnings (R$ Mn)	228	262	1,183	–13.0%	–80.7%
Net Margin	3.3%	3.7%	16.4%	–0.4 p.p.	–13.1 p.p.
Earnings per Share (R$)	0.139	0.160	0.721	–13.1%	–80.7%

Debt & Liquidity

Table 9 - Debt

R$ million	Mar/14	Mar/13	Dec/13	% Gross Debt

Debt
Short Term	4,589	2,873	4,116	13.3%
Long Term	29,869	30,680	30,231	86.7%

Total Debt	34,458	33,553	34,347	100.0%

In Local Currency	21,133	21,266	21,287	61.3%
In Foreign Currency	14,158	12,736	14,566	41.1%
Swaps	–833	–448	–1,507	–2.4%

(–) Cash	–4,166	–5,163	–3,016	–12.1%
(=) Net Debt	30,291	28,390	31,331	87.9%

Consolidated gross debt stood at R$ 34.5 billion, stable compared to 4Q13. The accrual of debt, the hedge result and the quarter’s funding operations were offset by the debt amortizations in the period.

41.1% of gross debt was denominated in foreign currency at the end of the quarter. However, through the hedge of Company’s foreign-currency debt with derivative instruments (swaps and NDFs) and foreign-currency cash holdings, the Company reduced the exposure to exchange rate fluctuations to less than 0.1% of the total gross debt (0.2% in December 2013 and 1.0% in March 2013). The Company continues to pursue a financial strategy designed to improve its debt profile. At the end of 1Q14, the average debt maturity stood at 4.3 years.

Table 10 – Net Debt Variation

R$ million	1Q14	1Q13	4Q13

Net Debt BoP	31,331	25,974	30,467
(–) EBITDA	1,710	1,615	1,999
(–) Non-recurring Revenues (Expenses) (1)	0	536	0
(+) Capex (2)	1,208	1,691	1,515
(+) Assets in Escrow	199	174	246
(+) Corporate Taxes	184	301	169
(+) PIS / COFINS on ICMS	0	0	709
(+) Δ Working Capital (3)	359	714	–369
(+) 3G Licenses	458	0	0
(+) Fistel Fee / Profit Sharing	782	0	0
(+) Net Financial Charges	784	774	803
(+) Dividends/Interest on Own Capital	0	914	476
(–) Asset Disposals	3,304	0	687
Net Debt EoP	30,291	28,390	31,331

(1)	Excludes asset disposals
(2)	Economic capex in the period
(3)	Includes the difference in capex disbursement and economic capex

Considering the cash balance of R$4.2 billion, net debt closed the fourth quarter at R$30.3 billion, a reduction of 3.3% compared to 4Q13. This performance was primarily explained by the cash received from the GlobeNet and mobile towers sales and the improvement of the routine cash flow (FCF), already observed on the previous quarter, demonstrating the Company’s discipline on cash flow protection.

The gross debt amortization schedule is as follows:

Table 11 - Gross Debt Amortization Schedule

(R$ million)	2014	2015	2016	2017	2018	2019 onwards	Total

Schedule for the Amortization of Gross Debt
Local Currency Amortization	2,910	2,420	3,789	4,119	2,720	5,176	21,133

Foreign Currency Amortization + swap	1,252	1,302	1,189	2,840	430	6,311	13,324

Gross Debt Amortization	4,162	3,723	4,978	6,959	3,150	11,487	34,458

Table 12 – Breakdown of Gross Debt

R$ million
Breakdown of Gross Debt	1Q14
Int’l Capital Markets	11,397
Local Capital Markets	9,410
ECAs & Int’l Development Banks	4,250
National Development Banks	6,097
Commercial Banks	4,659
Hedge and Borrowing Costs	–1,356
Total Gross Debt	34,458

The Company has credit lines that are already contracted and available for disbursement as shown below:

•	BNDES: credit line linked to capex between 2012 and 2014

•	R$2.5 billion

•	Revolving credit lines with commercial banks:

•	US$1.0 billion

•	R$1.5 billion

•	ECAs:

•	US$264 million

Asset Disposals

Throughout 2012 and 2013, Oi has entered into several agreements to divest non-strategic assets. The objective of these transactions is to monetize assets that are not essential to the Company’s operations, in order to increase Oi’s financial flexibility and obtain savings, once the Company will acquire the related service in more favorable financial conditions, and to add value for its shareholders.

These transactions, however, result in additional lease costs to the Company who naturally does not rely upon future revenues from these assets. On the other hand, these transactions bring savings in terms of Capex and maintenance costs related to these assets. Therefore, once each transaction is completed, the Company’s results are subject to the effects of the above-mentioned items, net of taxes. In this sense, the table below shows the operational impact in EBITDA for these operations.

It is important to highlight that the cost of these transactions, between 7% and 8% (including costs, expenses, Capex and fiscal effects), is lower than the Company’s average funding costs, which demonstrates Oi’s financial discipline. Additionally, the Company estimates an impact of approximately R$650 million in the 2014 EBITDA due to these transactions.

The table below shows more details regarding these previously-announced transactions:

Pro-forma Numbers	Mobile Towers	Fixed Towers	Real Estate¹	Fixed Towers	GlobeNet	Mobile Towers	TOTAL 1Q14
Date of Signed Contract	Dec/12	Apr/13	Jul/13	Jul/13	Jul/13	Dec/13	—
Term of lease (years)	15	20 - 40	—	20 - 40	13	15	—
Quantity	1,208	4,226	1	2,113	—	2,007	—
Date of Closing	Dec/12	Aug/13	Sep/13	Nov/13	Dec/13	Mar/14	—
Transaction value (R$ billion)	0.5	1.1	0.2	0.7	1.8	1.5	3.3

EBITDA impact of disposals (R$ billion)	0.2	n.m.	0.2	n.m.	1.5	1.3	1.3

Operational cost in 1Q14 EBITDA (R$ million)	—	—	—	—	—	—	156

Operational cost in 1Q13 EBITDA (R$ million)	—	—	—	—	—	—	11

1 - Cash-in still pending

The chart above reflects the current view of management and is subject to various risks and uncertainties, including economic, regulatory and anti-trust factors. Any changes to these assumptions or factors may lead to actual results different from current expectations.

Oi S.A. Consolidated

Income Statement - R$ million	1Q14	1Q13	4Q13

Net Operating Revenue	6,876.5	7,041.2	7,208.8
Operating Expenses	–3,919.8	–4,890.2	–3,713.0
Cost of Services Provided	–1,924.1	–1,713.7	–1,788.0
Cost of Goods Sold	–102.3	–147.4	–135.1
Interconnection Costs	–756.0	–1,093.9	–904.6
Selling Expenses	–1,296.8	–1,438.0	–1,244.6
General and Administrative Expenses	–712.0	–698.5	–733.2
Other Operating (Expenses) Revenue, net	–375.6	–334.7	–404.1
Other Non-recurring Operacional Revenues, net	1,247.1	536.0	1,496.6
EBITDA	2,956.7	2,151.0	3,495.8
Margin %	43.0%	30.5%	48.5%
Depreciation and Amortization	–1,144.5	–1,015.6	–1,083.3

EBIT	1,812.2	1,135.4	2,412.5

Financial Expenses	–1,472.9	–1,035.7	–1,320.2
Financial Income	279.0	275.3	495.5

Income Before Tax and Social Contribution	618.4	375.0	1,587.7

Income Tax and Social Contribution	–390.9	–112.7	–405.1
Net Income	227.5	262.3	1,182.7
Margin %	3.3%	3.7%	16.4%

Outstanding Shares Thousand (ex-treasury)	1,640,028	1,640,028	1,640,028
Earnings per share (R$)	0.1387	0.1599	0.7211

Oi S.A. Consolidated

Balance Sheet - R$ million	Mar-14	Mar-13	Dec-13

TOTAL ASSETS	69,568	68,617	70,096
Current	17,053	19,040	17,687

Cash and cash equivalents	3,635	3,446	2,425
Financial investments	426	1,634	493
Derivatives	252	162	452
Accounts Receivable	7,499	7,331	7,097
Inventories	444	410	433
Recoverable Taxes	397	693	907
Other Taxes	1,154	1,554	1,474
Assets in Escrow	1,269	2,171	1,316
Other Receivables	0	0	1,776
Other Current Assets	1,976	1,639	1,315

Non-Current Assets	52,515	49,577	52,409

Long Term	23,568	21,446	23,530
.Recoverable and Deferred Taxes	8,379	8,626	8,274
.Other Taxes	870	813	891
.Financial investments	105	82	99
.Assets in Escrow	11,328	9,784	11,051
.Derivatives	1,537	762	1,621
.Financial Assets Available for Sale	863	895	914
.Other	487	482	679
Investments	172	176	174
Property Plant and Equipment	24,980	23,700	24,786
Intangible Assets	3,795	4,256	3,919

Balance Sheet - R$ million	Mar-14	Mar-13	Dec-13

TOTAL LIABILITIES	69,568	68,617	70,096
Current	15,409	15,922	15,540

Suppliers	4,685	4,930	4,732
Loans and Financing	4,007	2,717	4,159
Financial Instruments	833	318	410
Payroll and Related Accruals	526	581	651
Provisions	1,153	1,488	1,224
Pension Fund Provision	78	129	184
Payable Taxes	424	261	432
Other Taxes	1,710	2,637	2,113
Dividends Payable	225	226	231
Authorizations and Concessions Payable	513	1,149	457
Other Accounts Payable	1,254	1,485	948

Non-Current Liabilities	42,280	41,902	43,031

Loans and Financing	31,284	31,285	31,695
Financial Instruments	122	157	157
Other Taxes	1,800	2,229	1,747
Contingency Provisions	4,466	4,919	4,393
Pension Fund Provision	459	643	459
Outstanding authorizations	611	1,109	1,027
Other Accounts Payable	3,537	1,560	3,553

Shareholders’ Equity	11,879	10,793	11,524

Controlling Interest	11,879	10,793	11,524
Minority Interest	0	0	0

Please note

The main tables in this Press Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.oi.com.br/ir).

Definitions of the terms used in the Press Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&conta=44&tipo=44334

Closing of the Primary Public Offering of the Company’s Common and Preferred Shares

On May 5, 2014, Oi announced the closing of the primary public offering of a total of 6,787,633,711 shares, consisting of 2,262,544,570 common shares and 4,525,089,141 preferred shares, at R$2.17 and R$2.00, respectively.

Banco BTG Pactual S.A., in its role as stabilizing agent for the public offering, pursuant to article 24 of CVM Instruction 400, has partially exercised the underwriters option totaling 120,265,046 common shares and 240,530,092 preferred shares issued by Oi, increasing the total number of shares distributed by Oi in the public offering by 6.27%.

Taking into account the shares initially offered and the underwriters option share, 1,865,954,588 common shares and 3,696,207,346 preferred shares were distributed in the Brazilian Offering and 396,589,982 common shares and 828,881,795 preferred shares, in the form of American Depositary Shares, or ADSs were distributed in the International Offering, in exchange for which Oi received gross proceeds in the amount of R$13.96 billion, composed of R$8.25 billion in cash and R$5.71 billion in assets contributed by Portugal Telecom SGPS S.A.

For further information, please refer to the Material Fact:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43101&conta=44

Readjustment of the rate baskets for local and long-distance fixed-line services

On April 22, 2014, Oi and its operational subsidiary Telemar Norte Leste S.A. (“Telemar”) informed Oi’s shareholders and the market in general that, pursuant to ANATEL’s approval, Oi and Telemar have have readjusted the rate baskets for their local and long-distance fixed-line services by 0.651%.

Pursuant to the concession agreements, the readjustment amount was calculated using the variation of the Telecommunications Services Index - IST (the “industry index”) of 5.42% from October 2012 to November 2013, as reduced by the average Factor X (a productivity factor), calculated by ANATEL, of 4.524%.

As of April 17, 2014, the net local interconnection rates (TU-RL) were adjusted by 10.69%, to the net amounts of R$0.03554 for Telemar and R$0.03904 for Oi.

The approved rates took effect as of April 18, 2014.

The credit amount for the use of public telephones moved up by 0.4% to R$0.126, net of taxes and social contribution.

For further information, please refer to the Material Fact:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=191683

Conclusion of the Transfer of 2,007 Mobile Telecommunications Towers

On March 31, 2014, Oi published a Notice to the Market announcing that it has concluded, through its subsidiaries Telemar Norte Leste S.A. (“Telemar”) and BRT Serviços de Internet S.A. (“BRTSI”, and together with Telemar, the “Sellers”), the transfer to SBA Torres Brasil Ltda. of shares representing 100% of the capital stock of a company controlled by the Sellers that owns 2,007 mobile telecommunications towers (the “Transaction”), in exchange for the aggregate amount of R$1.5 billion.

The Transaction reinforces and improves the Company’s financial flexibility, extending debt maturities, reducing financing costs and strengthening Oi’s liquidity position. The direct benefits of the Transaction include the raising of funds to invest in the Company’s strategic businesses and the transfer to the buyer of the responsibility, costs and investments in the operation, maintenance and expansion of the towers. At the same time, it ensures the continued provision of personal mobile services (SMP), as it also comprises the leasing of space in these towers through a long-term agreement, and establishes conditions for the expansion of the leased space.

For further information, please access the Notice to the Market:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=190614

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	TmarPart	TmarPart Shareholders (2)	Free-Float
Common	599,008,629	84,250,695	290,549,788	61,769,473	162,438,673
Preferred	1,198,077,775	72,808,066	18,289,917	415,501,170	691,478,622
Total	1,797,086,404	157,058,761	308,839,705	477,270,643	853,917,295

Note:	(1) Shareholding position as of March 31, 2014.
(2) AG Telecom, Andrade Gutierrez, BNDES, Bratel, Funcef, La Fonte Telecom, LF TEL, Petros and Previ.

Portuguese

Date:	Thursday, May 15, 2014
09:00 a.m. (Brasília) / 08:00 a.m. (NY) / 01:00 p.m. (Portugal / UK)

Access:	Phone:	+55 (11) 3127-4971
+55 (11) 3728-5971

	Senha:	Oi

	Replay:	+55 (11) 3127-4999
Available until 05/22/2014
Code: 71948665

Webcast:	Clique aqui

English

Date:	Thursday, May 15, 2014
11:00 a.m. (Brasília) / 10:00 a.m. (NY) / 03:00 p.m. (Portugal / UK)

Access:	Phone:	1-877-317-6776 (USA)
1-412-317-6776 (other countries)

	Senha:	Oi

	Replay:	1-877-344-7529 (USA)
1-412-317-0088 (other countries)
Available until 05/22/2014
Code: 10046122

Webcast:	Clique aqui

This report includes consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of March 31, 2014. In compliance with CVM instructions, the data are presented in accordance with international financial reporting standards (IFRS).

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period in the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements. Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi – Investor Relations

Marcelo Ferreira	55 (21) 3131-1314	marcelo.asferreira@oi.net.br

Cristiano Grangeiro	55 (21) 3131-1629	cristiano.grangeiro@oi.net.br

Patricia Frajhof	55 (21) 3131-1315	patricia.frajhof@oi.net.br

Rodrigo Faria	55 (21) 3131-1316	rodrigo.faria@oi.net.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name:	Bayard De Paoli Gontijo
Title:	Chief Financial Officer